Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time that the registration statement becomes effective. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*            *            *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG, S.A. for 100% of the share capital of Endesa, S.A.

Press Release

March 6, 2006

Gas Natural SDG, S.A. Commences U.S. Offer for Endesa, S.A.

Gas Natural SDG, S.A. (“Gas Natural”) announces that the registration statement filed with the United States Securities and Exchange Commission (“SEC”) in connection with its offer to acquire 100% of the share capital of Endesa, S.A. (“Endesa”) has been declared effective by the SEC and that Gas Natural has commenced offer for Endesa in the United States (the “U.S. Offer”) on March 6, 2006.

The U.S. Offer is open to holders of Endesa ordinary shares who are located in the United States and to all holders of Endesa American Depositary Shares (“ADSs”) wherever located.

In the U.S. Offer, Gas Natural is offering to exchange:

•	for each Endesa ordinary share, an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued American depositary shares of Gas Natural; and

•	for each Endesa ADS, an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural.

The U.S. Offer is being made separately from a Spanish offer (the “Spanish Offer”), which is open to all holders of Endesa ordinary shares who are located in Spain and to holders of Endesa ordinary shares who are located outside of Spain if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer. The Spanish Offer is being made on substantially similar terms and conditions to the U.S. Offer.

The U.S. Offer is scheduled to expire at 11:00 a.m., New York City time (5:00 p.m., Madrid, Spain time) on April 19, 2006, unless extended. If Gas Natural is required or elects to extend the Offers, it will issue a press release announcing its decision and file the press release with the SEC. Gas Natural’s press release will set forth the expiration date and time of the extended Offers and inform holders of Endesa securities subject to the U.S. Offer that they may tender their Endesa securities, or withdraw their tendered Endesa securities, at any time until the expiration of the extended offer period.

Important Information

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA

SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time that the registration statement becomes effective. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.